
umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA





For the attention of Mr Paul M. Dudek

Brussels, October 27, 2005

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The Press Release, dated October 26, 2005, entitled "Quarterly update".

Yours sincerely,

Umicore

J. Fierain
Manager Legal Corp. Dpt.

G. Vehaegen
Senior Legal Counsel

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Legal Department
Tel +32 2 227 73 42
VAT BE401 574 852
RPM/RPR 0401 574 852

umicore

Press release

26 October 2005

Quarterly update

OVERVIEW

Umicore's businesses recorded a generally solid operating performance in the third quarter, with the Precious Metals Products and Catalysts business, in particular, recording good growth. The Advanced Materials business saw further improvements in the sales of key lithium compounds, although other products lagged somewhat. Precious Metals Services continued to perform at a high level. The Zinc Specialties business is not yet benefiting from the recent rise in the zinc price, but seized the opportunity to lock in most of its zinc price exposure for 2006 at substantially higher levels than those obtained for the current year. The restructuring of the zinc smelting business was implemented during the third quarter as planned.

OUTLOOK

Umicore continues to expect full year recurring EBIT to be in a range of €215 million to €235 million. If current trends persist the recurring EBIT is likely to be in the upper end of this range.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
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www.umicore.com

Phone +32 2 227 70 64
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e-mail info@umicore.com

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umicore

ADVANCED MATERIALS

Revenues for the quarter were at the same level as 2004 (-6% year-to-date) and overall performance levels showed an improvement on the first two quarters of 2005.

Specialty Oxides and Chemicals

In **Rechargeable Batteries** the sales volumes of cathode material (mainly lithium-cobaltite used in Li-Ion batteries) continued to increase. Sales of nickel hydroxide continued to grow thanks to the increasing demand for nickel metal hydride (NiMH) rechargeable batteries. Umicore's Chinese affiliate JCU further consolidated its world leading share in this market segment. However, sales of cobalt precursor materials (mainly to the Japanese market) did not recover, and the medium term outlook for this product has also become less positive.

Cobalt oxides for **Ceramics & Chemicals** continued to face lower demand from the ceramics industry along with increasing competition from Chinese players. The sales of higher added-value products for catalyst and plating applications continued to grow and gain in importance in the product portfolio.

Lower cobalt prices affected the **Cobalt Refining** margins, but this effect was tempered by higher volumes. Meanwhile, a new recycling plant is being started at the Umicore facility in Arab, Alabama (US), extracting cobalt from fly-ashes generated by the petrochemical industry. This illustrates Umicore's closed loop customer offering.

Engineered Metal Powders

In **Tool Materials** quarterly sales of products to the cemented carbide sector were lower than in 2004; year-to-date volumes were comparable however. The underlying demand for this sector remains positive with increased demand driven by the automotive industry, notably in Asia. Deliveries of materials for diamond tool applications were lower due to seasonal effects. In **Primary Batteries** overall sales volumes were slightly down.

Electro-Optic Materials

Third quarter **Substrates** volumes confirmed the improved performance observed in the second quarter. In the **Optics** business line the germanium blanks business in the US showed significant improvement compared to the start of 2005 due to the award of some large new contracts to Umicore customers. The GASIR® optical assemblies plant in the US gradually ramped up production. Germanium tetrachloride sales in **High-Purity Chemicals** were back to the levels of 2004, but with lower overall premiums.

Synthetic Diamonds

Sales volumes remained robust through the third quarter with all product lines posting year-on-year improvements. The most significant growth continued to be in polycrystalline products for drilling applications.

PRECIOUS METALS PRODUCTS AND CATALYSTS

Revenues for the quarter were 8% higher than in 2004 (+4% year-to-date).

Automotive Catalysts

In a contrasted market environment, Umicore's catalyst business continued to show healthy growth during the third quarter.

Newly introduced incentive schemes of the major US car manufacturers resulted in a boost to their new vehicle sales in the North American market at the beginning of the quarter. September, however, displayed the reverse picture and sales of the domestic auto makers for the quarter remained flat, while the overall market gained 4% in volume with mainly the Asian OEMs benefiting.

Europe, especially in the months of August and September, showed an upturn during the quarter, lifting year-to-date new vehicle registrations to the level of 2004. Diesel powered light-duty vehicles further expanded their share to close to 50% of all new passenger cars in the market.

The Asian light-duty vehicle market continued to expand. In China, local OEMs and foreign manufacturers that were previously under-represented gained further market share. Exports of the Korean car manufacturers continued to grow at double-digit rates.

The development and testing of technology for heavy-duty diesel (HDD) applications was intensified. The new autocatalyst plant in China commenced production on 1 August.

Technical Materials

The seasonal slowdown in this quarter was limited, and year-to-date revenues are slightly higher than 2004. **Contact Materials** recorded lower quarterly revenues but gained market share in new businesses. At **BrazeTec** sales started to recover from a slow first half-year, mainly due to increased sales in Germany. The performance of **Platinum Engineered Materials** was well above that of 2004, supported by high demand from the LCD glass sector for Umicore equipment. The gauze business also performed well with high levels of sales. **Electronic Packaging Materials** remained affected by low demand from the electronics sector.

Jewellery & Electroplating

Jewellery and Industrial Metals recorded a solid performance compared both to the first half of 2005 and the third quarter of 2004. Sales volumes increased especially in semi-finished products, where sales of white gold and platinum alloys continued to grow strongly. The **Electroplating** business continued to gain market share in the key Asian electronics market.



Precious Metals Chemistry

The Precious Metals Chemistry business continues to grow with quarterly revenues well above the levels of 2004. Sales of **Inorganic Compounds** and **Organometallic Chemicals** and catalysts showed a considerable improvement. Sales of newly developed organometallic products, in particular, showed promising volume growth.

Thin Film Products

Revenues for the quarter were significantly higher than in 2004. Sales to the semiconductor and **Electronics** segments remained strong, while in **Optics** volumes increased but average premiums were lower. In **Displays**, substantial progress was made in developing new products for flat panel displays. Price pressure remained a defining feature of the market for **Optical Data Storage** materials.

PRECIOUS METALS SERVICES

The segment saw a continuation of the excellent performance of the first half with revenues for the quarter up 21% on 2004 levels (+13% year-to-date).

Precious Metals Refining

The Precious Metals Refining operations again recorded a strong quarter. The overall availability of industrial by-products for recycling – primarily from the copper and lead industries – remained at the high levels seen during the first six months of the year. In end-of-life materials, year-to-date supplies of spent automotive catalysts remained slightly ahead of previous year while arrivals of petrochemical catalysts continued to grow. Supplies of electronic scrap continued to increase strongly.

The benefits of Umicore's superior capabilities in recovering minor metals such as selenium, tellurium and indium continued to be felt in the third quarter as the prices of these metals remained strong through the period. The productivity levels at the Hoboken facility improved further, thereby enabling the operations to effectively counter the effects of higher fuel costs. New sources of substitute fuels are being investigated with the aim of mitigating this impact.

The smelter at Hoboken is currently undergoing a routine maintenance shut-down which is scheduled to be completed at the end of October. During this period the extended capacity for the treatment of sulphuric acid will be made operational, further enhancing the flexibility and the capacity of the plant to treat a wide range of secondary raw materials.

Precious Metals Management

Activity levels remained buoyant, with the evolution of metals prices, notably rhodium, providing favourable conditions.

ZINC SPECIALTIES

Revenues for the quarter were 6% down on the levels of 2004 (-5% year-to-date), driven primarily by the lower received zinc price in Euro.

Zinc Alloys

In **Galvanizing**, quarterly sales volumes of specialty alloys were 17% lower than 2004 as a result of Umicore's withdrawal from the continuous galvanizing segment. In **Die-Casting** sales volumes for Zamak were at the same level as 2004 with continued strength in Asia in contrast to lower demand from Europe.

The production of cathodes at Auby and Balen was already lowered during the third quarter. The restructuring process at the French operations has now reached its final stages. The oldest tankhouse at Auby was closed in mid-October and the roasting operations in Calais are due to close in mid-November.

In line with its hedging policy, Umicore has locked in an additional portion of its zinc price exposure for 2006. Considering previous hedges, Umicore has now hedged 80% of its zinc exposure for 2006 at an average forward price of EUR 1,125 per tonne. This compares with EUR 974 per tonne in 2005.

Zinc Chemicals

Sales volumes of **Fine Zinc Powders** were at the same level as in 2004. Volumes of paint-grade products increased as a result of strengthening demand in Asia while overall sales of chemical-grade products were down, mainly as a result of lower sales in Europe. In **Zinc Oxides**, there was a pick up in demand in Europe during the third quarter. The higher zinc price proved beneficial for the recycling operations.

Building Products

Overall quarterly sales volumes were up compared to 2004. The Benelux market performed well and sales volumes were stable in France. However, there has been no sign of a recovery in Germany. Sales of pre-weathered material continued to increase, accounting for a quarter of total 2005 volumes. Premiums continued to be impacted negatively by the rising prices of zinc and other metals.

Padaeng

Production at Padaeng Industry slowed in the third quarter as a result of the continuing tightness in concentrate supplies, the reduced activity at the company's own mine due to the rainy season in Thailand, and lower demand from the Thai steel industry. However, these effects were more than offset by the higher zinc price.

CORPORATE AND INVESTMENTS

Fuel Cells

Investment levels for fuel cell technology remain steady. Besides the special attention given to Direct Methanol Fuel Cell (DMFC) applications, Umicore has also been working on the development of new catalyst materials in collaboration with major automotive producers.

Traxys

The strong performance of Traxys continued into the third quarter and year-on-year contribution was over 50% above that of 2004. The main driver has been the ferro- and noble alloys business.

OTHER

Shares

On 12 October 45,825 new shares were created, bringing the total number of shares to 25,747,900. On 30 September Umicore had 613,507 shares in treasury.

Publication of 2005 results

Umicore will publish its 2005 financial results on Thursday 16 February 2006.

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)



PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.